

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2018

Alex Sapir
Chief Executive Officer
Dova Pharmaceuticals, Inc.
240 Leigh Farm Road
Suite 245
Durham, NC 27707

     Re: Dova Pharmaceuticals, Inc.
          Draft Registration Statement on Form S-1
          Submitted January 26, 2018
          CIK No. 0001685071

Dear Mr. Sapir:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

          Division of Corporation Finance
          Office of Healthcare & Insurance

cc: Divakar Gupta, Esq.